Exhibit 99.2

October 29, 2018

Electra Meccanica Announces Vehicle Pre-Orders Now Exceed 64,000 Units

Vehicle Pre-Orders Represent $2.4 Billion in Potential Sales at Expected MSRP

VANCOUVER, British Columbia, Oct. 29, 2018 (GLOBE NEWSWIRE) — Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today provided a corporate update on vehicle pre-orders the Company has received. As of October 22, 2018 Electra Meccanica had a total of 64,154 vehicle pre-orders across all models.

As of October 22, 2018 the Company had 23,030 pre-orders for the SOLO single-passenger electric vehicle, which has a $15,500 target MSRP, and 41,124 pre-orders for the Tofino two-seat roadster sports car, which has a $50,000 target MSRP.

All retail pre-orders require a refundable deposit, $250 for the SOLO and $1,000 for the Tofino. Dealer pre-orders require a letter of credit or letters of interest and all orders are non-binding.

“I am pleased to update our investors on the strong pre-order demand we have seen for our innovative electric vehicles,” said Jerry Kroll, CEO of Electra Meccanica. “These orders represent $2.4 billion in potential sales at the expected vehicle MSRPs, presenting a large market for us to address as we scale vehicle production with our strategic manufacturing partner.

“We continue to see a significant opportunity for the SOLO not only with individual commuters, but in commercial applications as well. To that end, we are currently working with 7-Eleven, the world’s largest convenience retailer, to evaluate our vehicles for use in local package delivery applications.

“We are focused on delivering an exhilarating yet affordable electric vehicle experience to consumers and businesses nationwide. We remain on track to deliver our first production vehicles to our loyal pre-order customers at our new Los Angeles dealership in the fourth quarter of 2018, with an expectation of delivering a further 5,000 vehicles over the course of 2019. We are on the cusp of achieving our vision and I believe we are well-positioned to build shareholder value over the long-term. I look forward to providing investors with further updates on our developing story as appropriate,” concluded Kroll.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.  Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.  For more information, visit www.electrameccanica.com.

Safe Harbor Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

Source: Electra Meccanica Vehicle Corp